EXHIBIT 99.1

Internet Gold Announces Appointment of Principal Finance Officer

Ramat-Gan, Israel, June 3, 2019 - Internet Gold - Golden Lines Ltd. (NASDAQ Global Select Market and TASE: IGLD) (the “Company”) today announced that it has appointed Mr. Ran Nakel as the Company’s Principal Finance Officer (PFO) effective as of June 3, 2019.

Mr. Ran Nakel has been an independent auditor since 2010 and acts as a financial manager or controller in several companies. In particular, since May 2018, Mr. Nakel has served as Controller at DeBeers Auction Sales Israel Ltd., since March 2017, Mr. Nakel has served as the Finance Adviser of Lloyds Register Group Limited (LR) and commencing from June 2019 serves as the legal representative of its Israeli branch. In addition, since 2012, Mr. Nakel has served as the Finance Manager at ISDC Ltd., a Sony company. From 2017 to March 2018 Mr. Nakel served as the Finance Controller at Oshira Ltd, a real estate company which is part of the SK group. From 2004 to 2009, he served as the CFO and VP Finance at Pitkit Ltd., which was a public company that traded on TASE. From 1998 to 2004 Mr. Nakel served as the Financial Controller at Cimatron Ltd., which was a public company that traded on NASDAQ. Mr. Nakel holds an MBA from the Ben Gurion University, a CPA license from the Israeli Chamber of Public Accountants and a BA in Business Administration with major in accounting and financing, from the College of Management Academic Studies.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company whose principal asset is a 51.95% stake in B Communications Ltd, the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communications group in Israel.

www.igld.com
www.bcommunications.co.il
www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Yuval Snir - IR Manager
Yuval@igld.com / Tel: +972-3-924-0000